SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
July 19th, 2006
SCOR
(Exact name of Registrant as specified in its chapter)
1, Avenue du Général de Gaulle
92074 Paris – La Défense Cedex, France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

Signature
SCOR VIE
SCOR and Revios to create together SCOR Global Life, a top-tier Life reinsurer

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: July 19th, 2006

SCOR (Registrant)
By:	/s/ MARCEL KAHN
Marcel Kahn,
Chief Financial Officer

23 June 2006
SCOR VIE
European Embedded Value as at 31 December 2005:
EUR 693 million, up 12%
•	SCOR Vie’s European Embedded Value at 31/12/2005: EUR 693 million (compared to EUR 618.9 million at 31/12/2004)

•	Confirmation of the solidity and dynamism of SCOR Vie’s portfolio

•	Adjusted Net Asset Value up 16%

•	Value of portfolio up 9%

•	Value of new production up 9%

•	Negligible impact of Financial Options and Guarantees
SCOR Vie has arranged for B&W Deloitte to review its calculation of the Embedded Value as at 31 December 2005. This indicator has been calculated in accordance with the CFO Forum* principles, thereby constituting a European Embedded Value (EEV) of SCOR Vie.
SCOR Vie’s Embedded Value was EUR 693 million at 31/12/2005, up 12% compared to 31/12/2004. This confirms the solidity and dynamism of SCOR Vie’s portfolio.
Summary of results:
Consolidated Embedded Value

	SCOR Vie	SCOR Vie
in EUR millions	31/12/2004	31/12/2005
Adjusted Net Asset Value (after tax)	266.9	309.6
Value of business in force before cost of locking-in (after tax)	432.8	481.6
Cost of locking-in the solvency margin (after tax)	(80.8)	(96.4)
Value of business in force after cost of locking-in (after tax)	352.0	385.2
Consolidated Embedded Value (after tax) before cost of Financial Options and Guarantees	618.9	694.8
Cost of Financial Options and Guarantees (after tax)	—	(2.0)
Consolidated European Embedded Value after tax	—	692.8
1. European Embedded Value — Methodology
The European Embedded Value is the sum of the four following elements:
(a)	Adjusted Net Asset Value

(b)	Value of portfolio of treaties in force

(c)	Cost of locking-in the solvency margin

(d)	Cost of Financial Options and Guarantees
(a) Adjusted Net Asset Value:
The Net Asset Value is calculated on the basis of the company’s equity capital, making some adjustments to take into account the differences between the market value and the book value. These adjustments consist of:
•	removing the intangible assets,

•	removing the book value of shareholdings in the subsidiaries and replacing it with the adjusted Net Asset Value of these subsidiaries.

•	Adding the portion of unrealised capital gains attributable to shareholders and not taking into account into the value of the portfolio.

*	The CFO Forum is a working group of Chief Financial Officers from big European insurance companies which established in May 2004 a set of 12 principles with the objective of standardizing published Embedded Values in order to make them more comparable.

(b) Value of portfolio of treaties in force:
This is calculated by projecting future profits from treaties in force at the valuation date, using reasonable assumptions as to the future development of factors that will impact profitability. These profits are then discounted to the valuation date. The discount rate is defined using a top-down approach, and using the CAPM (“Capital Asset Pricing Model”) formula.
The future results used in the evaluation model are based on the portfolio of treaties in force at the valuation date, excluding from the projections:
•	new policies underwritten after this valuation date and reinsured under in force treaties,

•	new treaties underwritten by the company in the future.
The management expenses have been calculated as a percentage of premiums and/or technical reserves. The percentage is assumed to be stable throughout the projected period. An increase of 10% in the expenses is shown in the Sensitivity Analysis section.
Future financial returns are calculated on the basis of the asset allocation of each entity as at 31/12/2005, and using return assumptions for each asset based on market returns as at 31/12/2005. Except for the SCOR Life Re and the SCOR Vie Montréal portfolios that have a dedicated bond portfolio (assuming that the bonds are held until maturity), returns on fixed rate assets do not include capital gains or losses at the valuation date and therefore remain constant for the projection period.
(c) Cost of locking-in the solvency margin
SCOR Vie’s activity requires it to hold net assets in each entity at least equal to the minimum required solvency margin, which must bear interest. The European directive regarding solvency regulations for reinsurers, which was approved by the European authorities in 2005, has not yet been incorporated into national legislation, notably in France. The terms and conditions of this directive have therefore not been used to calculate the cost of locking-in. The sensitivity calculations set out at the end of this press release assess the potential impact of this directive.
The capital amounts used to calculate the EEV at 31/12/2005 are:
•	For Europe, the minimum solvency margin in force for direct insurers as set out in the regulations.

•	For US-based subsidiaries, 200% of the Risk-Based Capital defined by the NAIC.
The difference between the rate of return after tax earned on assets covering the solvency margin and the return expected by shareholders (discount rate) leads to a locking-in cost of the solvency margin, which is taken into account in these calculations.
The method used to calculate the locking-in cost is fairly prudent:
•	The future return on locked-up assets backing the solvency margin does not include unrealised capital gains at the valuation date. This rate of return is the same as the one used in the projections to calculate the value of business in force.

•	The solvency margin is 100% financed by “hard” capital. No intangible asset (DAC or VOBA), or future value of profits backing the solvency margin, which would reduce the cost of locking-in capital, has been taken into account. The cost of locking-in the solvency margin is not reduced by using a financial leverage such as subordinated debt.
(d) Cost of Financial Options and Guarantees
Principle 7 of the CFO Forum stipulates that a valuation of the cost of Financial Options and Guarantees (“FOGs”) must be conducted. SCOR Vie has reviewed its portfolio in order to identify the Financial Options and Guarantees present in its treaties.
No material financial option or guarantee within the scope of the principles of the CFO Forum has been identified in the portfolios recorded for SCOR Vie and its branches (Europe, Canada and Asia).
Conversely, Financial Options and Guarantees were identified and taken into account in the SCOR Life Re (USA) portfolio, essentially on Annuities (“accumulation” savings products with the option to convert to annuities) and to a lesser extent on Universal Life contracts. The following Financial Options and Guarantees were identified:
•	guaranteed rates or return guarantees on share indices

•	guaranteed minimum benefits in the event of death,

•	buy back options,

•	options to convert to annuities.
The Financial Options and Guarantees on Annuities contracts (excluding conversion options) were taken into account using a stochastic simulation of neutral-risk economic scenarios, with regard to the yield curve of the US market and the S&P500 stock market. The time value of these options and guarantees was calculated based on the difference between:
•	the average portfolio value resulting from the projections made on the basis the various scenarios used,

•	and a portfolio value resulting from the projections calculated on the basis of an average scenario (“intrinsic value”).

This time value therefore represents the risk of financial deviation in relation to the average scenario.
The value of the options to convert to annuities was estimated using a closed formula based on the same rate model as that used for stochastic simulations.
The reserves of the Universal Life portfolio represent a relatively small amount compared to the reserves of the Fixed Deferred Annuities portfolio. Universal Life contracts, however, have a similar type of risk to Fixed Deferred Annuities. Therefore the value of the options on the Universal Life portfolio has been calculated using the same proportion of the reserves as used for the Fixed Deferred Annuities portfolio.
2. Analysis of Value Added
The variation in Embedded Value excluding the cost of Financial Options and Guarantees, between 31/12/2004 and 31/12/2005, is analysed in the following table :
in EUR millions (before tax)

a	Embedded Value at 31/12/2004 (before tax and dividend)	857.6
b	Payment of dividend and tax on 2004 income	(25.4)
c	Change in value due to the operating activity of SCOR Vie (before tax)	92.3
d	Change in value due to changes in the economic environment (before tax)	(5.4)
e	Embedded Value at 31/12/2005 — constant exchange rates (before tax)
	e = a+b+c+d	919.1
f	Impact of exchange rates (before tax)	54.5
g	Embedded Value at 31/12/2005 — current exchange rates (before tax)
	=e+f	973.6
h	Tax	(278.8)
k	Embedded Value at 31/12/2005 — current exchange rates (after tax)
	=g+h	694.8
Change in value due to SCOR Vie operating activity
in EUR millions (before tax)

Expected return from unwinding of discount rate	67.0
Experience deviation during current year	(2.1)
Change in non-economic assumptions	(9.7)
Value of new production	37.1
Change in value due to SCOR Vie operating activity (before tax)	92.3
The expected return from unwinding of discount rates corresponds to the expected return on Embedded Value calculated in accordance with the economic assumptions in force as at 31/12/2004.
The experience deviation during current year reflects on the one hand the difference between the elements projected for the year 2005 in the Embedded Value as at 31/12/2004 and the actual experience registered at 31/12/2005 closing, and on the other hand the difference for 2004 and previous accounting year estimations between the two closings. The universal deviation shown in the table, which is close to zero, is due to positive or negative differences between the actual technical results and the technical results projected for 2005 at 31/12/2004.
The changes in non-economic assumptions reflect the impact of changes in the technical parameters (such as loss ratios, lapse ratios, expenses and so on) used in the projections. An overall negative effect was recorded, mainly due to modelling improvements and adjustments to the projection parameters of the Traditional Life portfolio underwritten by SCOR Life Re, made in accordance with principle 9 of the CFO Forum.
The value of new business in 2005, which includes acquisition costs, includes the value of new treaties underwritten during 2005, calculated at the underwriting date, and the value of new business on treaties in force, calculated at the date of entry into the portfolio, corresponding to the value generated by the 2005 production of ceding companies, reinsured with treaties underwritten before 31/12/2004. The total value of new business is up by +8.5% compared to 2004.
(b) Changes in value due to changes in the economic environment
The table below sets out the changes in value due to changes in the economic environment:

in EUR millions

Experience in deviation during current year	(5.9)
Changes in economic assumptions	0.5
Changes in the economic environment (before tax)	(5.4)
The experience deviation during the current year corresponds to the difference between the returns actually recorded during the year and the returns expected for 2005 according to the economic assumptions used in the projections made at 31/12/2004. This negative value is mainly due to falling interest rates in Europe between 31/12/2004 and 31/12/2005.
The changes in economic assumptions correspond to the change in value arising from changes, from the previous year, in the economic assumptions (such as discount rate, interest rate on deposits and rate of return on other financial assets) used in projections for the coming years. The increased discount rate in the US and Canada has been set off by reduced letter of credit costs (thanks in particular to SCOR’s improved Insurer Financial Strength Rating) and a decreased discount rate in the Euro zone.
(c) Impact of exchange rates
The evolution of exchange rates in 2005 has had a positive impact of EUR 54.5 million, mainly due to the rise of the US Dollar against the Euro.
(d) Value of Financial Options and Guarantees
At 31/12/2005 in the United States, almost the entire cost of the options was linked to equity risk on Equity Index Annuities.
Assumptions
The choice of non-economic assumptions is based on internal experience analyses carried out by SCOR Vie and on the experience of the different markets in which it operates. In particular, claims assumptions are mostly based on the portfolio experience of each of SCOR’s operating entities.
The tax charge modelled reflects current regulations as at the valuation date.
The discount rate is determined in accordance with the CAPM formula. It is equal to the risk-free rate plus a risk premium of 350 basis points multiplied by a beta coefficient. The beta coefficient represents the market correlation of reinsurance values with the financial markets. This coefficient was estimated over a period of two years based on a sample of 7 international reinsurance stocks. This approach is consistent with principle n° 10 of the CFO Forum.
The following economic assumptions have been used in the projections:

	Euro Zone	USA	Canada
Discount rate	7.08%	8.17%	7.76%
Risk-free rate	3.30%	4.39%	3.98%
Return on fixed-interest assets	3.50%	4.69%	4.28%
Return on stocks	6.80%	7.89%	7.48%
Return on cash	2.42%	4.37%	3.25%
Net return rate used for projections (*)	3.80%	4.66%	3.94%

(*)	Except for the SCOR Life Re and the SCOR Vie Montréal dedicated asset portfolios, for which the projected returns are calculated on the assumption that the dedicated bond portfolio is held to maturity.
General comments on the assumptions:
As for all reinsurance groups, the data available to SCOR Vie is less detailed than that generally available to ceding companies.
Furthermore, certain items of accounting information are sometimes only available with a substantial delay and thus cannot be reflected in the Embedded Value calculations on a timescale consistent with the timing of the release of the financial results in general. In this case, estimates have been based on the experience of the Life portfolio.
Nonetheless, as for all reinsurers, the Embedded Value and the analysis of value added shown are subject to greater uncertainty regarding the value itself and the evolutions from one year to the next, than would be the case for a direct writer.
3. Analysis of sensitivities
The following table shows the sensitivity of the value of the portfolio of treaties in force to changes in different assumptions.

in Euro millions

Value of portfolio as at 31/12/2005 (after tax)	385.2
Discount rate – 100 bp	47.0
Discount rate + 100 bp	(42.3)
Claims – 5%	115.0
Expenses – 10%	7.9
Lapses + 10%	(10.9)
Lapses – 10%	12.9
Interest rates – 100 bp (*)	(43.3)
Share risk premium + 100 bp	1.9
Solvency margin + 10%	(9.6)
Estimated impact of the European directive on reinsurance solvency margin	13.1

(*) this decrease is combined with a decrease of 100 bp in the rate of deposit payment and an equivalent decrease in the discount rate
4. External opinion (B&W Deloitte)
B&W Deloitte, Actuarial Consultants, have reviewed the European Embedded Value of SCOR Vie as at 31 December 2005, which has been calculated internally in accordance with principles of the CFO Forum and under the guidelines and responsibility of the Management of SCOR Vie. The review covered the methodology used, the assumptions and the calculations.
The review was conducted in accordance with normal actuarial practice and processes. In particular, B&W Deloitte have relied on and not sought to check in full detail the data provided by SCOR Vie — this data included information contained in the SCOR group’s audited financial statements.
In the light of the above remarks, B&W Deloitte consider that the methodology is appropriate, that the Company’s assumptions are together reasonable and consistent, and that the European Embedded Value results have been properly compiled on the basis of the methodology and assumptions chosen, and the principles of the CFO Forum.
The calculation of Embedded Values is based on numerous assumptions with respect to economic conditions, operating conditions, taxes and other matters, most of which are beyond the Company’s control. Although the assumptions used are estimates, which the Company and B&W Deloitte believe are reasonable, deviations from projected assumptions to actual experiences in the future are usually observed. Such deviations may materially impact the value calculated.
2006 communications timetable

2006 First Half Result	30 August 2006
2006 Third Quarter Results	8 November 2006
Certain statements contained herein are forward-looking. These statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to a historical fact or current fact. Forward-looking statements typically are identified by words or phrases such as “anticipate”, “assume”, “believe”, “continue”, “estimate”, “expect”, “foresee”, “intend”, “may increase” and “may fluctuate” and similar expressions or by future or conditional verbs such as “will”, “should”, “would” and “could.” These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause SCOR’s actual results, performance, achievements or prospects to be materially different from any future results, performance, achievements or prospects expressed or implied by such statements. Such factors include, among others: the impact of future investments, acquisitions or dispositions, and any delays, unexpected costs or other issues experienced in connection with any such transaction; cyclicality of the reinsurance industry; changes in general economic conditions, particularly in our core markets; uncertainties in estimating reserves; the performance of financial markets; expected changes in our investment results as a result of the changed composition of our investment assets or changes in our investment policy; the frequency, severity and development of insured claim events; acts of terrorism and acts of war; mortality and morbidity experience; policy renewal and lapse rates; changes in rating agency policies or practices; the lowering or withdrawal of one or more of the financial strength or credit ratings of one or more of our subsidiaries; changes in levels of interest rates; political risks in the countries in which we operate or in which we insure risks; extraordinary events affecting our clients, such as bankruptcies and liquidations; risks associated with implementing our business strategies; changes in currency exchange rates; changes in laws and regulations, including changes in accounting standards and taxation requirements; and changes in competitive pressures.
These factors are not exhaustive. Additional information regarding risks and uncertainties is set forth in the current annual report of the company. We operate in a continually changing environment and new risks emerge continually. Readers are cautioned not to place undue reliance on forward-looking statements. We undertake no obligation to publicly revise or update any forward-looking statements, whether as a result of new information, future events or otherwise.

4 July 2006
     SCOR becomes the first French listed company to constitute itself as a Societas Europaea
Following today’s decision by the SCOR Board of Directors, SCOR will become the first French listed company (SCOR SA) to adopt the status of Societas Europaea. This creation of a Societas Europaea will take place by ways of transformation. SCOR Vie, its operating life reinsurance subsidiary, will also adopt Societas Europaea status by means of transformation.
The transformation projects of SCOR SA and SCOR Vie will be submitted on 5 July 2006.
Furthermore, on 3 July 2006 SCOR Global P&C submitted a cross-border merger treaty to the Nanterre Commercial Court registry. SCOR Global P&C will thus become the first company in France to adopt the status of Societas Europaea through the absorption of its German and Italian subsidiaries. It will also become the first company in Europe to complete a tripartite transaction of this kind involving three different jurisdictions.
The new statutes of the three companies will come into affect once the extraordinary general meetings of each company have given their approval, and once each company has been registered as a Societas Europaea with the Nanterre Commercial and Companies Registry.
Societas Europaea status will in particular enable the SCOR group to strengthen its multinational and European identity, to facilitate its acquisition transactions in Europe, to improve its financial flexibility and also to increase its flexibility with regard to capital allocation.
The SCOR group hereby affirms its European outlook and the repositioning of its business on the European and Asian markets. The Group is demonstrating its desire to be a company with European roots and global reach.
2006 communications timetable

2006 First Half Results	30 August 2006
2006 Third Quarter Results	8 November 2006
Certain statements contained herein are forward-looking. These statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to a historical fact or current fact. Forward-looking statements typically are identified by words or phrases such as “anticipate”, “assume”, “believe”, “continue”, “estimate”, “expect”, “foresee”, “intend”, “may increase” and “may fluctuate” and similar expressions or by future or conditional verbs such as “will”, “should”, “would” and “could.” These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause SCOR’s actual results, performance, achievements or prospects to be materially different from any future results, performance, achievements or prospects expressed or implied by such statements. Such factors include, among others: the impact of future investments, acquisitions or dispositions, and any delays, unexpected costs or other issues experienced in connection with any such transaction; cyclicality of the reinsurance industry; changes in general economic conditions, particularly in our core markets; uncertainties in estimating reserves; the performance of financial markets; expected changes in our investment results as a result of the changed composition of our investment assets or changes in our investment policy; the frequency, severity and development of insured claim events; acts of terrorism and acts of war; mortality and morbidity experience; policy renewal and lapse rates; changes in rating agency policies or practices; the lowering or withdrawal of one or more of the financial strength or credit ratings of one or more of our subsidiaries; changes in levels of interest rates; political risks in the countries in which we operate or in which we insure risks; extraordinary events affecting our clients, such as bankruptcies and liquidations; risks associated with implementing our business strategies; changes in currency exchange rates; changes in laws and regulations, including changes in accounting standards and taxation requirements; and changes in competitive pressures.
These factors are not exhaustive. Additional information regarding risks and uncertainties is set forth in the current annual report of the company. We operate in a continually changing environment and new risks emerge continually. Readers are cautioned not to place undue reliance on forward-looking statements. We undertake no obligation to publicly revise or update any forward-looking statements, whether as a result of new information, future events or otherwise.

5 July 2006
SCOR and Revios
to create together SCOR Global Life, a top-tier Life reinsurer
Acquisition of Revios: strong strategic coherence
•	With an estimated premium volume of EUR 2,250 million in 2006, SCOR Global Life should reach the position of fourth largest Life reinsurer in the world

•	The combination of SCOR and Revios is based on the significant geographic complementarity of the two entities

•	The SCOR group is positioning itself on a Life reinsurance market with secular growth trends

•	SCOR Global Life will have a worldwide base with strong expertise in the technical and actuarial fields. SCOR Global Life will provide services in more than 80 countries via offices in 19 countries throughout the world

•	SCOR Global Life will have recognised skills in mortality, longevity, long-term care, critical illness, substandard risks and financing

•	SCOR Global Life will be organized around three Business Units based in Cologne, in Paris and in the United States
A financially attractive transaction
•	Total purchase price for 100% of the equity capital of Revios: EUR 605 million

•	Reimbursement of Revios’ outstanding subordinated debt to GLOBALE Rückversicherungs-AG: EUR 50 million

•	Acquisition retroactive with effect from 1 January 2006

•	Cost synergies estimated at EUR 12 million from 2008

•	Positive impact on Earnings Per Share and Return On Equity from 2007
Financial Structure
•	Rights issue: around EUR 300 million

•	Subordinated debt issue: up to EUR 350 million
Post-transaction profile of the SCOR group
•	Estimated gross written premiums in 2006: EUR 4 billion

•	A portfolio rebalanced between Life business (60%) and Property & Casualty business (40%)

•	An improved risk profile

•	A reinforcement of solvency and financial strength
Consummation of the transaction subject to obtaining the required regulatory and antitrust approvals, which are expected to be obtained by the Fourth Quarter of 2006
The SCOR Board meeting of 4 July 2006, chaired by Denis Kessler, approved the execution of an acquisition agreement between SCOR and GLOBALE Rückversicherungs-AG relating to the acquisition of Revios Rückversicherung AG. This acquisition will enable the SCOR group to create a top-tier worldwide Life reinsurer.
The combination of Revios and SCOR Vie will create SCOR Global Life, which should reach the position of fourth largest Life reinsurer in the world with a premium income of approximately EUR 2,250 million. This acquisition will create a top-tier platform offering worldwide coverage. In Europe, in particular, SCOR Global Life will be one of the top five Life reinsurers on all the key markets.
1. Revios — a high performance Life reinsurer
Based in Cologne, Revios is the former Life reinsurance unit of the Gerling Global Re group, which has successfully developed autonomously since 2002. Revios has since become the leading European reinsurer specializing in Life reinsurance, with offices in 17 countries. In 2005 Revios underwrote a premium volume of EUR 1,242 million in 42 countries throughout the world.
Revios has recognised specialist expertise in high value-added products and has acquired in-depth knowledge of the reinsurance markets.
With their solid market reputation, Revios’ management team and 277 employees share a similar market approach with SCOR Vie. This shared vision is based on direct, long-term relationships with clients, products and services adapted to the specific requirements of cedants and an emphasis on both technical and actuarial research and development.
2. A combination that is perfectly consistent with SCOR’s strategy

This combination is fully in line with the SCOR group strategy in place since 2002 and in particular with the Moving Forward Plan published in September 2004. Life reinsurance is a central element in the SCOR group’s strategy, which is to maintain a balance between Life reinsurance and Property & Casualty reinsurance. This business mix enables the Group to lower its risk profile thanks to the diversity of its portfolio, to reduce the volatility of its results and to optimise the use of its capital depending on the development of the respective markets.
Thanks to this transaction, two structures complementing each other through their offices throughout the world and their services on offer, will join forces to create the fourth largest Life reinsurer in the world. This strategic combination will enable the SCOR group to reinforce the contribution made by Life reinsurance to its results in a consolidating market.
3. SCOR Global Life is set to become a top-tier Life reinsurer
3.1. SCOR Global Life will have a critical mass on the major Life reinsurance markets, particularly in almost all European countries.
SCOR Global Life will combine the businesses of Revios and SCOR Vie. SCOR Global Life will thereby have a top-tier Life reinsurance platform with increased geographic diversity and an enhanced client base. Total premium income for SCOR Global Life in 2005 was EUR 2,266 million on a pro-forma basis, representing an estimated worldwide market share of around 8%.
In France, SCOR Global Life will consolidate its position as market leader; SCOR Global Life will be the third largest Life reinsurer in Germany, second in Spain and Italy, and amongst the top five in Northern Europe, the United Kingdom and Ireland.
In the United States and Canada, SCOR Global Life’s market share in Life reinsurance will reach approximately 5%, ensuring critical mass and credibility on the largest Life reinsurance market in the world.
In Asia, SCOR Global Life is one of the top three players on the key markets (i.e. Japan and Korea).
SCOR Global Life will aim to develop its portfolio in Latin America, in other Asian countries and also in the CIS and the Middle East.
3.2 An efficient organisational structure with clear Corporate Governance rules.
SCOR Global Life, SCOR Global P&C and SCOR will adopt the Societas Europaea status.
Following the model set by SCOR Global P&C, SCOR Global Life will be an operational entity. As part of the strategy set by the parent company, SCOR Global Life will be responsible for all Life reinsurance operations. SCOR Global Life will have the human and financial resources to ensure its development in a competitive market.
SCOR Global Life will be structured with a view to preserving each entity’s fields of excellence. SCOR Global Life should be structured around geographic profit centres based in Cologne, in Paris and in the United States, and around technical, cross-sector functions such as Underwriting Management, Actuarial, Finance Management and Research Centres.
A Liaison Committee, comprising all the Executive Committee members of SCOR Vie and Revios, will manage SCOR Global Life’s operations until the transaction has been definitively consummated, and will define its structure in detail. This Liaison Committee will monitor the work of the Integration Committees.
Several Integration Committees have been created in order to coordinate the combination of the two entities SCOR Vie and Revios. These committees will focus on the following areas: Underwriting Policy, Organising the Commercial Network, Information Systems, Accounting and Finance Systems and Human Resources. Two committees (for North America and Asia) will deal with integration aspects specific to these regions.
Once the transaction has been definitively consummated, the governing bodies of SCOR Global Life will be established (i.e. Board of Directors, Executive Committee and key managers).
3.3 Synergies
The combination of SCOR Vie and Revios is based first and foremost on a shared strategic vision, on geographic complementarity, on convergent business plans and on a shared underwriting approach. This combination will also create synergies.
These synergies will be generated in particular through team consolidation in those countries where SCOR Vie and Revios both have offices, the combination of IT systems and optimised retrocession costs. The synergies identified so far are estimated at EUR 6 million in 2007 and EUR 12 million from 2008. In 2006, integration costs should be approximately EUR 15 million.
The complementarity of the two groups and the new dimension of SCOR Global Life should, in principle, generate additional income and profits, notably through an increased range of products and services, the sharing of expertise and technical underwriting specificities (e.g. long-term care and critical illness), easier access to business financing and increased growth potential on new markets.

Revios’ integration within SCOR will lower the SCOR group’s cost ratio by over 1 percentage point.
4. A financially attractive transaction
The total purchase price for the acquisition of 100% of the equity capital of Revios Rückversicherung AG is EUR 605 million, representing 1.02x Revios’ Embedded Value in 2004. SCOR will also be reimbursing EUR 50 million of Revios Rückversicherung AG’s outstanding subordinated debt to GLOBALE Rückversicherungs-AG.
SCOR will finance this acquisition through:
a rights issue for approximately EUR 300 million,
a subordinated debt issue up to EUR 350 million.
This financing structure will in principle ensure:
an accretive impact on Earnings Per Share from Year One (2007), an estimated positive impact on SCOR’s Return On Equity from Year One (2007), a reinforced level of financial strength and solvency.
***
This transaction is subject to obtaining the required regulatory and antitrust approvals, and should be consummated by the Fourth Quarter of 2006.
***
Denis Kessler, SCOR Chairman and Chief Executive Officer, said:
“The friendly combination of SCOR Vie and Revios to form SCOR Global Life is a major project. The creation of a top-tier player in the Life reinsurance field, through the combination of two companies well known for their dynamism and know-how, creates prospects for growth throughout the world. It is remarkable for two companies to complement each other so well with regard to their office locations, to be so similar to each other in terms of underwriting practices and to be equally demanding over their level of service. This combination will benefit the Group’s clients, who will see more value added services and increased capacity and solvency. It will also benefit the Group’s shareholders, who will see an increased profitability in the capital allocated to Life reinsurance”.
Volker D. Weisbrodt, President of the Executive Board of Revios Rückversicherung AG, said:
“The Executive Board of Revios is — in every respect — firmly convinced that this decision is optimal for our company and our employees. Our combined position in international markets will be significantly strengthened. Together, we will be able to pursue business opportunities to which Revios previously had only limited access due to the unsettled shareholder question.”
Key figures

In EUR millions	SCOR*		REVIOS**

Gross written premiums	2,407		1,203	***
Operating income	242		78.9
Net income	131		50.4
Embedded-value	693	****	592
Liabilities relating to contracts	9,849		4,071
Investments	9,743		4,061

Staff (at 30 June 2006)	891		277
Offices	24		17

*SCOR : 2005 audited accounts
**Revios : 2004 audited accounts
*** Revios 2005 Gross Written Premium : EUR 1 242 million
**** European Embedded Value of SCOR Vie at 31/12/2005

2006 Communication Timetable

2006 First Half Results	30 August 2006
2006 Third Quarter Results	8 November 2006
Certain statements contained herein are forward-looking. These statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to a historical fact or current fact. Forward-looking statements typically are identified by words or phrases such as “anticipate”, “assume”, “believe”, “continue”, “estimate”, “expect”, “foresee”, “intend”, “may increase” and “may fluctuate” and similar expressions or by future or conditional verbs such as “will”, “should”, “would” and “could.” These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause SCOR’s actual results, performance, achievements or prospects to be materially different from any future results, performance, achievements or prospects expressed or implied by such statements. Such factors include, among others: the impact of future investments, acquisitions or dispositions, and any delays, unexpected costs or other issues experienced in connection with any such transaction; cyclicality of the reinsurance industry; changes in general economic conditions, particularly in our core markets; uncertainties in estimating reserves; the performance of financial markets; expected changes in our investment results as a result of the changed composition of our investment assets or changes in our investment policy; the frequency, severity and development of insured claim events; acts of terrorism and acts of war; mortality and morbidity experience; policy renewal and lapse rates; changes in rating agency policies or practices; the lowering or withdrawal of one or more of the financial strength or credit ratings of one or more of our subsidiaries; changes in levels of interest rates; political risks in the countries in which we operate or in which we insure risks; extraordinary events affecting our clients, such as bankruptcies and liquidations; risks associated with implementing our business strategies; changes in currency exchange rates; changes in laws and regulations, including changes in accounting standards and taxation requirements; and changes in competitive pressures.
These factors are not exhaustive. Additional information regarding risks and uncertainties is set forth in the current annual report of the company. We operate in a continually changing environment and new risks emerge continually. Readers are cautioned not to place undue reliance on forward-looking statements. We undertake no obligation to publicly revise or update any forward-looking statements, whether as a result of new information, future events or otherwise.